October 16, 2024

Randall Atkins
Chief Executive Officer
Ramaco Resources, Inc.
250 West Main Street, Suite 1900
Lexington, KY 40507

       Re: Ramaco Resources, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed March 14, 2024
           File No. 001-38003
Dear Randall Atkins:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation